EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Share Purchase Plan – ASX grants waivers of Listing Rules 7.1 and 10.11

BRISBANE, Australia, July 6, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) a leading battery materials and technology company, is pleased to announce that the ASX has granted the waivers sought in relation to the Share Purchase Plan ("SPP") announced on 17 June 2026.

As previously announced, the Company applied for waivers from ASX Listing Rules 7.1 and 10.11 ("Waivers") to permit the Company to issue new shares to eligible shareholders under the SPP ("SPP Shares") at an issue price of $0.16 ("Offer Price"), which is less than 80% of the 5-day volume weighted average price ("VWAP") per share prior to the announcement of the SPP on 17 June 2026.

As a result of the Waivers being granted, the Company can issue the SPP Shares at the Offer Price without shareholder approval and the SPP Shares will be excluded from calculating the Company's available placement capacity under Listing Rule 7.1, and the directors will be permitted to participate in the SPP under Listing Rule 10.11.

ASX has granted the Waivers on the following conditions:

•
the issue price of the shares offered under the SPP will be no less than the issue price of shares issued under the placements announced by the Company on 17 June 2026, being $0.16 per new share; and
•
the number of SPP Shares to be issued under the SPP must not exceed 30% of the number of fully paid ordinary shares of NOVONIX already on issue.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

Nature and effect of the Waivers

The Company sought the Waivers from the ASX to the extent necessary to permit the Company to issue, without obtaining shareholder approval, shares under the SPP at the Offer Price, which is the same price offered to investors under the Institutional Placement announced on 17 June 2026.

The Offer Price represents a discount of approximately 31.2% to the 5-day VWAP (calculated up to 15 June 2026, being the last trading date immediately before the announcement of the Institutional Placement and SPP on 17 June 2026), which is greater than the maximum 20% discount allowable under the Listing Rules.

The effect of the Waivers is that the Company will be permitted to issue the SPP Shares at the Offer Price without first obtaining shareholder approval.

Absent the waiver, the Company would be required to obtain shareholder approval before issuing the SPP Shares at the Offer Price, which would delay the SPP and prevent the Company from offering shares to eligible shareholders on the same terms as those offered under the Institutional Placement.

The Waivers therefore enable the SPP to proceed efficiently and ensure that eligible shareholders have the opportunity to participate in the capital raising at the same price as institutional and sophisticated investors, without materially altering the dilutionary impact of the transaction.

Reasons for seeking the Waivers

The Company sought the Waivers to permit the Company to issue SPP Shares at the Offer Price (being the same price offered to investors under the Institutional Placement), representing a discount of approximately 31.2% to the 5-day VWAP (calculated up to 15 June 2026, being the last trading date immediately before the announcement of the Institutional Placement and SPP on 17 June 2026).

The Company sought the Waivers on the basis that:

•
the Company considers it appropriate and equitable that eligible shareholders participating in the SPP are afforded the opportunity to subscribe for shares at the same price offered to sophisticated and institutional investors under the Institutional Placement;
•
without the Waivers, the Company would be unable to offer the shares under SPP at the same price as the Institutional Placement without obtaining shareholder approval, which would delay the timetable of the capital raising and increase costs;

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

•
the Waivers will not materially prejudice existing NOVONIX shareholders, as participation in the SPP is voluntary, subject to application limits, and the overall dilution from the SPP will be approximately 2.17%;
•
the terms of the SPP will comply with the terms and conditions in ASIC Corporations (Share and Interest Purchase Plans) Instrument 2019/547 and, save for pricing, will comply with Listing Rule 7.2 Exception 5 and Listing Rule 10.12, Exception 4; and
•
ASX has granted waivers to other ASX listed entities in analogous circumstances.

For these reasons, the Company submitted that the Waivers are appropriate in the circumstances, support equal opportunity for NOVONIX shareholders and facilitate the timely and efficient completion of the capital raising.

SPP Timetable

Following the receipt of the Waivers, the timetable for the SPP is as follows (per the SPP Offer Booklet released on 22 June 2026):

Event	Date (and time if relevant)
Record date for the SPP	7:00pm on 16 June 2026
Opening Date and date that the SPP Booklet is made available	10:00am on 22 June 2026
Closing Date	5:00pm on 14 August 2026
SPP results announcement	On or about 17 August 2026
Allotment Date	On or about 19 August 2026
Commencement of trading of Shares	On or about 20 August 2026

Note: This timetable is indicative only and subject to change. All dates and times are Sydney time. The commencement of trading and quotation of SPP Shares is subject to confirmation from ASX. Subject to the requirements of the Corporations Act, the ASX Listing Rules and other applicable rules, NOVONIX reserves the right to amend this timetable at any time at its absolute and sole discretion, including shortening or extending the period for the SPP or accepting late Applications, either generally or in particular cases, without notice.

This announcement has been authorised for release by Admiral Robert Natter, Chairman.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com